UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digicorp, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

475157500
(CUSIP Number)

Robert Kramer, Esquire 4000 Holywood Blvd Suite 485 South Hollywood, FL 33021 954-966-2112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	None

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dennis L. Pelino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 (this “Amendment”) amends certain information in the statement on Schedule 13D filed on April 6, 2008 (the “Initial Statement”) by Dennis L. Pelino (the “Reporting Person”).  Except as set forth in this Amendment, the Initial Statement remains unchanged.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.    Source and Amount of Funds or Other Considerations

The aggregate amount of funds used to purchase the shares of Series A Convertible Preferred Stock reported herein as being held by the Reporting Person was $19,200.  The source of such funds were the personal funds of the Reporting Person.

Item 4.    Purpose of Transaction

Item 4 of the Initial Statement is hereby amended by inserting the following paragraphs at the end of the disclosures set forth in the Initial Statement:

“On May 28, 2008, New China Media, LLC (“NCM”), YGP, LLC (“YGP”) (NCM and YGP shall be collectively referred to as “Content Providers”) and the Company entered into a Content License Agreement providing for (i) the assignment by Content Providers and the assumption by the Company of certain rights of Content Providers for the territory of the People Republic of China to use, transmit and publicly display via the internet certain content; and (ii) the purchase by YGP and NCM of 16,200 and 3,000 shares of Series A Convertible Preferred Stock for $16,200 and $3,000, respectively (collectively, “Purchased Series A Shares”).  The Reporting Person is the sole Managing Member of NCM and YGP and as such has sole voting and dispositive power of the Purchased Series A Shares held by YGP and NCM.

The Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) is a newly created series of preferred shares of the Company that will have the preferences, limitations and relative rights set forth in the authorizing resolution adopted by the Board of Directors of the Company, which the Company has filed as Exhibit 3.1 to its Current Report on Form 8-K, filed June 4, 2008 (“Company Form 8-K”).  The Series A Convertible Preferred Stock shall be convertible into shares of Common Stock of the Company at a rate of one thousand (1,000) shares of Common Stock for every one share of Series A Convertible Preferred Stock at the option of the holder at any time subsequent to the filing of an amendment to the Company’s certificate of incorporation with the Secretary of State of the State of Delaware whereby the authorized Common Stock is increased to a minimum of 200,000,000 shares.  The Company Form 8-K states  that it intends to seek stockholder approval and effect the capitalization amendment as soon as practicable.  In addition, the Series A Convertible Preferred Stock (i) has no voting rights prior to conversion except as otherwise provided under Delaware law, (ii) has no mandatory or optional redemption rights, (iii) has no preemptive rights, and (iv) shall pay cash dividends only in the event cash dividends have been declared on the Company’s Common Stock.   In such event, the amount per share shall be equal  to the amount of dividends that would have been payable in respect of each such share of Series A Convertible Preferred Stock had such share been converted into shares of Common Stock immediately prior to the payment of such dividend.

The Reporting Person intends to acquire the Purchased Series A Shares for investment purposes.  As of the date of this Amendment, except as set forth in the Initial Statement the Reporting Person does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of theIssuer

The information set forth in Item 4 hereof is incorporated by reference into this Item 6.

Item 7.    Material to Be Filed as Exhibits

99.2 Content License Agreement by and among Company, NCM, YGP and TWK Holdings, LLC dated as June 2, 2008 incorporated by reference from Exhibit 10.2 to Digicorp, Inc. Current Report on Form 8-K filed June 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 4, 2008

/s/ Dennis L. Pelino
Dennis L. Pelino